As filed with the Securities and Exchange Commission on January 19, 2022

1933 Act File No. 333-262068

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

           For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Guggenheim Defined Portfolios, Series 2200
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete address of Depositor’s principal executive offices:

227 West Monroe Street

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

           Guggenheim Funds Distributors, LLC

           Attention: Amy Lee, Esq.

           Vice President and Secretary

           227 West Monroe Street

           Chicago, Illinois 60606

           Chapman and Cutler LLP

           Attention: Eric F. Fess, Esq.

           320 South Canal Street, 27th Floor

           Chicago, Illinois 60606

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 19, 2022, Subject to Completion

Guggenheim Defined Portfolios, Series 2200

Convertible & Income Portfolio of Funds, Series 36

Floating Rate & Dividend Growth
Portfolio, Series 25

PROSPECTUS PART A DATED JANUARY 19, 2022

Portfolios containing securities selected by Guggenheim
Funds Distributors, LLC and, for the Floating Rate & Dividend
Growth Portfolio, Series 25, with the assistance of Guggenheim Partners
Investment Management, LLC

An investment can be made in the underlying closed-end funds and exchange-traded funds directly rather than through the trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trusts.

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

Overview

Guggenheim Defined Portfolios, Series 2200 is a unit investment trust that consists of the Convertible & Income Portfolio of Funds, Series 36 (the “Convertible & Income Trust”) and the Floating Rate & Dividend Growth Portfolio, Series 25 (“Floating Rate & Dividend Growth Trust”) (collectively referred to as the “trusts” and individually referred to as a “trust”). Guggenheim Funds Distributors, LLC (“Guggenheim Funds” or the “sponsor”) serves as the sponsor of the trusts.

The trusts are scheduled to terminate in approximately two years.

CONVERTIBLE & INCOME PORTFOLIO OF FUNDS, SERIES 36

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Convertible & Income Trust seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in common shares of closed-end investment companies (“Closed-End Funds”) that invest substantially all of their assets in convertible securities and/or income-producing securities and shares of exchange-traded funds (“ETFs”) that invests substantially all of their assets in convertible securities.

The Closed-End Funds and ETFs included in the trust’s portfolio invest in a wide range of convertible securities, income-producing equity securities of any market capitalization and debt securities. The convertible securities and debt securities may be rated below-investment grade through investment grade or may be unrated but deemed to be of comparable quality by a Closed-End Fund’s or ETF’s adviser. High-yield, below-investment grade securities or “junk” bonds are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities.

The Closed-End Funds and ETFs included in the trust’s portfolio invest in convertible securities and debt securities, which may include senior loans and debt securities with short-term, medium-term and long-term maturities. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The sponsor will also consider the duration of the securities held by the Closed-End Funds and the ETFs included in the trust’s portfolio, however, those underlying securities may be of any duration. The duration of a bond is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows.

In addition, certain of the Closed-End Funds and the ETFs may invest in foreign securities, including securities issued by companies located in emerging markets.

Guggenheim Funds, through proprietary research and strategic alliances, will strive to select Closed-End Funds and ETFs featuring the

2 Investment Summary

potential for current income, diversification and overall liquidity.

Security Selection

The sponsor has selected for the portfolio Closed-End Funds and an ETF believed to have the best potential to achieve the trust’s investment objective.

As of the trust’s initial date of deposit (the “Inception Date”), 100% of the trust’s portfolio is invested in a combination of shares of Closed-End Funds that invest substantially all of their assets in convertible securities and/or income-producing securities, including but not limited to high-yield securities or “junk” bonds, and ETFs that invests substantially all of its assets in convertible securities.

When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

•	Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.
•	Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.
•	Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.
•	Performance. The sponsor favors funds that have a history of strong relative performance (based on market price and net asset value) when compared to their peers and an applicable index.
•	Duration. The sponsor considers the duration of the funds relative to their peers as well as the overall portfolio.

The sponsor will seek to select ETFs for inclusion in the trust portfolio that invests substantially all of their assets in convertible securities. When selecting the ETFs the sponsor looks at numerous factors. These factors include, but are not limited to: maturity and liquidity. As of the Inception Date, the ETFs comprised approximately 30% of the trust’s portfolio.

Exchange-Traded Funds

ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are built like an index fund, but trade like a stock. They are generally designed to track a specific index and offer investors lower costs and improved tax efficiency over traditional, actively managed mutual funds. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as “creation units.” Market makers, large investors and institutions deal in creation units. The trust will buy shares of the ETFs on the exchanges and will incur brokerage costs.

Investment Summary 3

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	January 19, 2022
Unit Price	$10.00
Termination Date	January 19, 2024
Distribution Date	25th day of each month
(commencing February 25, 2022, if any)
Record Date	15th day of each month
(commencing February 15, 2022, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177F604
Fee Account Cash	40177F620

Reinvested Distributions
Standard Accounts	40177F612
Fee Account Reinvest	40177F638

Ticker	CECIKX

Portfolio Diversification

Approximate
Security Type	Portfolio Percentage
Exchange-Traded Funds	29.97%
Closed-End Funds	70.03%
Total	100.00%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. Recently, the outbreak of a novel and highly contagious form of coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant volatility in certain markets. Many governments and businesses have instituted quarantines and closures, which has resulted in significant disruption in manufacturing, supply chains, consumer demand and economic activity. The potential impacts are increasingly uncertain, difficult to assess and impossible to predict, and may result in significant losses. Any adverse event could materially and negatively impact the value and performance of trust and the trust’s ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not

4 Investment Summary

insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. The underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The trust includes ETFs. ETFs are investment pools that hold other securities. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETFs have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying ETFs. By investing in ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs.
•	The ETFs and Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The ETFs and certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” Convertible securities fall below debt obligations of the same issuer in order of preference

Investment Summary 5

or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

•	The value of the fixed-income securities in the Closed-End Funds and ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of 5 years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.
•	A Closed-End Fund, ETF or an issuer of securities held by a Closed-End Fund or ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of a Closed-End Fund, ETF or an issuer of securities held by a Closed-End Fund or ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. As the trust is unmanaged, a downgraded security will remain in the portfolio.
•	Certain Closed-End Funds and the ETFs held by the trust invest in bonds that are rated below investment-grade and are considered to be “junk” securities. Below investment-grade obligations are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities. Accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.
•	Certain Closed-End Funds and the ETFs held by the trust may invest in bonds that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.
•	Certain Closed-End Funds and the ETFs held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the

6 Investment Summary

use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

•	Certain Closed-End Funds and the ETFs held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.
•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds and the ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund and the ETFs uncertain and/or result in sudden and significant valuation increases or declines in its holdings.
•	Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
•	Certain Closed-End Funds and the ETFs held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies.

These securities customarily involve

Investment Summary 7

more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	You want current income and asset class diversification;
•	The trust represents only a portion of your overall investment portfolio; and
•	The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.

You should not consider this investment if:

•	You are unwilling to accept the risks involved with owning a multiple asset class portfolio;
•	You are unwilling to accept the risks involved with owning ETFs and Closed-End Funds;
•	You are seeking capital preservation as a primary investment objective; or

8 Investment Summary

•	You are seeking a short-term investment or an investment to be used as a trading vehicle.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50

Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.80%	$8.00

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0413	0.413
Estimated acquired
fund expenses (6)	1.0300	10.300

Total	1.2763%	$12.763

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of August 2022 through October 2022. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds and ETFs held by the trust in the estimated amount provided above. Estimated Closed-End Fund and ETF expenses are based upon the net asset value of the number of Closed-End Fund and ETF shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds and ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Fund and ETF shares were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds and ETFs held by your trust and therefore certain fees paid by your trust to such Closed-End Funds and ETFs will be paid to the sponsor or an affiliate for its services to such Closed-End Funds and ETFs.

Investment Summary 9

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 487
3 years	1,122
5 years	1,779
10 years	3,314

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

10 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2200
Convertible & Income Portfolio of Funds, Series 36
The Trust Portfolio as of the Inception Date, January 19, 2022

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (70.03%)
CHY	Calamos Convertible and High Income Fund	9.01%	898	$ 15.0400	$ 13,506
CHI	Calamos Convertible Opportunities and
	Income Fund	9.01	953	14.1700	13,504
CCD	Calamos Dynamic Convertible & Income Fund	8.00	424	28.3100	12,003
CHW	Calamos Global Dynamic Income Fund	1.00	154	9.7100	1,495
CGO	Calamos Global Total Return Fund	3.00	300	15.0200	4,506
CSQ	Calamos Strategic Total Return Fund	10.00	822	18.2400	14,993
ECF	Ellsworth Growth and Income Fund, Limited	6.00	804	11.1900	8,997
GCV	Gabelli Convertible and Income Securities
	Fund, Inc.	2.50	600	6.2500	3,750
CBH	Virtus AllianzGI Convertible & Income 2024
	Target Term Fund	2.50	378	9.9100	3,746
NIE	Virtus AllianzGI Equity & Convertible
	Income Fund	9.01	482	28.0100	13,501
NFJ	Virtus Dividend Interest & Premium
	Strategy Fund	10.00	993	15.1000	14,994
	EXCHANGE-TRADED FUNDS (29.97%)
ICVT	iShares Convertible Bond ETF	14.98	267	84.1200	22,460
CWB	SPDR Bloomberg Convertible Securities ETF	14.99	288	78.0100	22,467

					$ 149,922

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on January 18, 2022. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share.For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

Investment Summary 11

FLOATING RATE & DIVIDEND GROWTH PORTFOLIO, SERIES 25

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The Floating Rate & Dividend Growth Trust seeks to provide current income and, as a secondary objective, the potential for capital appreciation.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in a combination of dividend-paying equity securities, common shares of closed-end investment companies (“Closed-End Funds”) that invest substantially all of their assets in floating rate securities and shares of exchange-traded funds (“ETFs”) that invest substantially all of their assets in floating rate securities. The trust seeks to provide current income with the potential for capital appreciation by investing approximately 50% of the portfolio in dividend-paying equity securities that have historically increased their dividends and at least approximately 30% of the portfolio in ETFs and Closed-End Funds that invest substantially all of their assets in floating rate securities. Floating rate securities include, but are not limited to, below investment-grade senior loans, bank loans and other securitized loans. The trust may also invest up to 20% of the portfolio in Closed-End Funds or ETFs that invest principally in various debt securities, which include, but are not limited to, fixed-rate high-yield or "junk" bonds and other corporate debt. The high-yield investments that the Closed-Ends Funds or ETFs may invest in may include unrated securities deemed to be of comparable quality by a Closed-End Fund's or ETF's adviser. The sponsor will consider Closed-End Funds and ETFs investing in securities of all durations. The trust may invest in stocks of companies with all market capitalizations that trade on an U.S. securities exchange, including U.S.-listed foreign companies. The U.S.-listed foreign companies may include companies located in emerging markets. The sponsor believes that dividends are often a good indicator of a corporation’s current financial condition and, furthermore, may signal management’s belief in a profitable future for the corporation. Additionally, the sponsor will strive to select ETFs and Closed-End Funds featuring the potential for current income, diversification and overall liquidity.

Security Selection

Equity Securities Selection

Approximately 50% of the trust portfolio will constitute dividend-paying stocks of U.S.-traded companies. To select the stocks the sponsor follows a disciplined process that includes both quantitative screening and qualitative analysis.

The sponsor begins with a universe of all dividend-paying companies traded in the United States as of the date of the security selection. The sponsor then reduces the universe to approximately 100 companies by performing quantitative screening, which may be primarily based on, but not limited to, the following factors:

•	Dividend Growth. The sponsor favors companies with a history of dividend growth.
•	Cash Dividend Coverage. The sponsor favors companies with a

12 Investment Summary

recent history of increasing dividend coverage ratios (defined as funds from operations relative to cash dividends to common shareholders).

•	Growth. The sponsor may screen for companies with a history of (and prospects for) above average growth of dividends, sales and earnings.
•	Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return-on-assets, return-on equity, gross margin and net margin.

From this universe of approximately 100 companies, the sponsor identifies companies for inclusion in the portfolio through a qualitative analysis based on factors such as, but not limited to:

•	Cash-flow Adequacy. The sponsor favors companies with recent earnings and operating cash-flow significantly higher than the dividends paid as of the company’s most recent financial reporting period.
•	Balance Sheet. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.
•	Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.
•	Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers.
•	Growth. The sponsor favors companies with a history of (and prospects for) above average growth of dividends, sales and earnings.

Closed-End Fund Selection

The sponsor has selected for the portfolio Closed-End Funds believed to have the best potential to achieve the trust’s investment objective. The majority of Closed-End Funds selected have portfolios that invest substantially all of their assets in floating rate securities. The sponsor will consider Closed-End Funds investing in securities of all durations.

When selecting Closed-End Funds for inclusion in this portfolio the sponsor looks at numerous factors. These factors include, but are not limited to:

•	Investment Objective. The sponsor favors funds that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.
•	Premium/Discount. The sponsor favors funds that are trading at a discount relative to their peers and relative to their long-term average.
•	Consistent Dividend. The sponsor favors funds that have a history of paying a consistent and competitive dividend.
•	Performance. The sponsor favors funds that have a history of strong

Investment Summary 13

relative performance (based on market price and net asset value) when compared to their peers and an applicable benchmark.

Exchange-Traded Fund Selection

The sponsor will generally seek to select ETFs for inclusion in the trust portfolio that invest substantially all of their assets in floating rate securities. When selecting ETFs the sponsor looks at numerous factors. These factors include, but are not limited to, duration, maturity and liquidity. The sponsor will consider ETFs investing in securities of all durations. The duration of a security is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows.

Investing in Floating Rate Securities

The trust will invest at least approximately 30% of the portfolio in Closed-End Funds and ETFs that invest substantially all of their assets in floating rate securities, which include, but are not limited to, below investment-grade senior loans, bank loans and other securitized loans. In addition, the trust may also invest up to 20% of the portfolio in Closed-End Funds or ETFs that invest principally in various fixed-income debt securities, which include, but are not limited to, fixed-rate high-yield or “junk" bonds and other corporate debt.

Floating rate securities have variable or floating-rates of interest and, under certain limited circumstances, may have varying principal amounts. Unlike a fixed interest rate, a floating interest rate is one that rises and falls based on the movement of an underlying index of interest rates. Floating rate instruments pay interest at rates that are adjusted periodically according to a specified formula. The floating rate tends to decrease the security’s price sensitivity to changes in interest rates.

Loans are made by banks, other financial institutions, and other investors (“Lenders”), to corporations, partnerships, limited liability companies and other entities (“Borrowers”) to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Loans are generally negotiated between a Borrower and the Lenders represented by one or more Lenders acting as agent (“Agent”) of all the Lenders. The Agent is responsible for negotiating the loan agreement (“Loan Agreement”) that establishes the terms and conditions of the senior loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

Senior loans generally are not subordinate to other significant claims on a Borrower’s assets. While senior loans can provide investors with high current income potential, the majority of senior loans are considered below investment-grade, and therefore retain a higher credit risk relative to lower yielding, investment-grade securities. The senior loan market is still considered relatively illiquid.

For floating-rate senior loans, the interest rates are generally adjusted based on a base rate plus a premium or spread over the base rate. Interest rates on senior loans may adjust daily, monthly, quarterly, semi-annually or annually. The base rate is usually:

•	the London Inter-Bank Offered Rate (“LIBOR”);
•	the prime rate offered by one or more major U.S. banks (the “Prime Rate”); or

14 Investment Summary

•	the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders.

LIBOR, as provided for in Loan Agreements, is usually an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. The prime rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank’s lowest available rate. The CD rate, as provided for in loan agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

High-yield securities are securities rated below investment-grade by a nationally recognized statistical rating organization. High-yield or “junk” securities are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities that are rated below investment-grade by one national rating agency will be deemed to be below investment-grade for purposes of the trust even if the security has received an investment-grade rating by a different national rating agency. Obligations rated below investment-grade should be considered primarily speculative with respect to the issuer’s ability to make principal and interest payments as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities.

Exchange-Traded Funds

ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are often built like an index fund, but trade like a stock on an exchange. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as “creation units.” Market makers, large investors and institutions deal in creation units. The trust will buy shares of the ETF on the exchanges and will incur brokerage costs.

Guggenheim Partners Investment Management, LLC

Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

Investment Summary 15

The sponsor is also a subsidiary of Guggenheim Partners, LLC. See “General Information” for additional information.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately four months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	January 19, 2022
Unit Price	$10.00
Termination Date	January 19, 2024
Distribution Date	25th day of each month
(commencing February 25, 2022, if any)
Record Date	15th day of each month
(commencing February 15, 2022, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40177F646
Fee Account Cash	40177F661

Reinvested Distributions
Standard Accounts	40177F653
Fee Account Reinvest	40177F679

Ticker	CFRDZX

Portfolio Diversification

Approximate
Security Type	Portfolio Percentage
Closed-End Funds	24.87%
Common Stocks	47.03
Exchange-Traded Funds	24.87
Real Estate Investment Trusts	3.23
Total	100.00%

Sector
(excludes Closed-End
Funds and Exchange-	Approximate
Traded Funds)	Portfolio Percentage
Communication Services	1.66%
Consumer Discretionary	3.38%
Consumer Staples	6.72%
Energy	1.63%
Financials	10.04%
Health Care	3.35%
Industrials	6.83%
Information Technology	3.35%
Materials	3.40%
Real Estate	3.23%
Utilities	6.67%
Total	50.26%

Country/Territory
(Headquartered)
(excludes Closed-End
Funds and Exchange-	Approximate
Traded Funds)	Portfolio Percentage
Switzerland	1.68%
United States	48.58%
Total	50.26%

Market
Capitalization
(excludes Closed-End
Funds and Exchange-	Approximate
Traded Funds)	Portfolio Percentage
Mid-Capitalization	16.65%
Large-Capitalization	33.61
Total	50.26%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall

16 Investment Summary

over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, event such war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. Recently, the outbreak of a novel and highly contagious form of coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant volatility in certain markets. Many governments and businesses have instituted quarantines and closures, which has resulted in significant disruption in manufacturing, supply chains, consumer demand and economic activity. The potential impacts are increasingly uncertain, difficult to assess and impossible to predict, and may result in significant losses. Any adverse event could materially and negatively impact the value and performance of trust and the trust’s ability to achieve its investment objectives. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

•	Share prices, dividend rates or distributions on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends or distributions in the future and, if declared, whether they will remain at current levels or increase over time.
•	The trust invests in Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility. The underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The trust invests in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs are often

Investment Summary 17

passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETF has management and operating expenses. Consequently, you will bear not only your share of your trust’s expenses, but also the expenses of the underlying ETFs. By investing in ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs.

•	The trust is subject to an ETF’s index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.
•	The ETFs and Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The value of the fixed-income securities in the Closed-End Funds and ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a security has a duration of 3 years and interest rates go up by 1%, it can be expected that the security price will move down by 3%. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.
•	A Closed-End Fund, ETF or an issuer of securities held by a Closed-End Fund or ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend distributions during the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of a Closed-End Fund, ETF or an issuer of securities held by a Closed-End Fund or ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

18 Investment Summary

•	Certain Closed-End Funds and ETFs held by the trust invest in securities that are structured as floating-rate instruments. The yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds and ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds and ETFs held by the trust. Additionally, floating-rate instruments are generally illiquid.

Many of the floating-rate securities in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on many factors that include, but are not limited to, existing fallback or termination provisions in individual contracts and the adoption of new reference rates. It is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF holding floating-rate securities.

•	Certain Closed-End Funds and ETFs held by the trust invest in senior loans. Borrowers under senior loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the senior loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. Although senior loans in which the Closed-End Funds and ETFs invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated.

Senior loans in which the Closed-End Funds and ETFs invest:

—	generally are of below investment-grade or “junk” credit quality;
—	may be unrated at the time of investment;
—	may be floating rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;
—	generally are not registered with the Securities and Exchange Commission (“SEC”) or any state securities commission; and
—	generally are not listed on any securities exchange.

In addition, the amount of public information available on senior loans generally is less extensive than that

Investment Summary 19

available for other types of assets. Furthermore, senior loans are generally illiquid.

Certain senior loans in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on many factors that include, but are not limited to, existing fallback or termination provisions in individual contracts and the adoption of new reference rates. It is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF holding senior loans.

•	Certain Closed-End Funds and ETFs held by the trust invest in loans. Borrowers under loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. For secured loans, there is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions. Loans may be unrated or rated below investment-grade. Additionally, there may be a limited amount of public information available. Because junior loans have a lower place in an issuer’s capital structure and may be unsecured, junior loans involve a higher degree of overall risk than senior loans of the issuer.

Certain loans in which a Closed-End Fund or ETF may invest may be subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on many factors that include, but are not limited to, existing fallback or termination provisions in individual contracts and the adoption of new reference rates. It is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF holding loans.

•	The trust invests in U.S.-listed foreign securities, and certain Closed-End Funds and ETFs held by the trust may invest in foreign

20 Investment Summary

securities. The trust’s investment in U.S.-listed foreign securities and certain Closed-End Fund’s and certain ETF’s investment in foreign securities, if applicable, presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

•	Certain Closed-End Funds or ETFs held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.
•	Certain Closed-End Funds and ETFs held by the trust invest in securities that are rated below investment-grade and are considered to be “junk” securities. Below investment-grade obligations are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities. Accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.
•	Certain Closed-End Funds and ETFs held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a

Investment Summary 21

result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

•	The trust invests in securities issued by mid-capitalization companies and certain Closed-End Funds or ETFs held by the trust may invest in securities issued by small-capitalization and/or mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds and ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund or ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.
•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

22 Investment Summary

•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want capital preservation.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$0.00
Deferred sales fee (2)	2.25	22.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	2.75%	$27.50
Estimated organization costs (4)
(amount per 100 units as
a percentage of the public
offering price)	0.4011%	$4.011

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$ 1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0338	0.338
Estimated acquired fund
expenses (6)	0.6700	6.700

Total	0.9088%	$9.088

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.

Investment Summary 23

(2)	The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of August 2022 through October 2022. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately four months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds and ETFs held by the trust in the estimated amount provided above. Estimated Closed-End Fund and ETF expenses are based upon the net asset value of the number of Closed-End Fund and ETF shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds and ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds and ETFs were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds and ETFs held by your trust and therefore certain fees paid by your trust to such Closed-End Funds and ETFs will be paid to the sponsor or an affiliate for its services to such Closed-End Funds and ETFs.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 409
3 years	931
5 years	1,478
10 years	2,765

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

24 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2200
Floating Rate & Dividend Growth Portfolio, Series 25
The Trust Portfolio as of the Inception Date, January 19, 2022

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (47.03%)
	Communication Services (1.66%)
CMCSA	Comcast Corporation	1.66%	50	$ 50.18	$ 2,509
	Consumer Discretionary (3.38%)
MCD	McDonald’s Corporation	1.70	10	256.48	2,565
SBUX	Starbucks Corporation	1.68	26	97.73	2,541
	Consumer Staples (6.72%)
KO	Coca-Cola Company	1.66	41	60.90	2,497
HSY	Hershey Company	1.70	13	198.32	2,578
PM	Philip Morris International, Inc.	1.69	25	101.73	2,543
SYY	Sysco Corporation	1.67	32	78.92	2,525
	Energy (1.63%)
CVX	Chevron Corporation	1.63	19	129.38	2,458
	Financials (10.04%)
BLK	BlackRock, Inc.	1.66	3	832.00	2,496
CB	Chubb, Limited (4)	1.68	13	194.98	2,535
CMA	Comerica, Inc.	1.65	25	99.51	2,488
FITB	Fifth Third Bancorp	1.65	50	49.62	2,481
JPM	JPMorgan Chase & Company	1.71	17	151.27	2,572
PRU	Prudential Financial, Inc.	1.69	22	115.73	2,546
	Health Care (3.35%)
BMY	Bristol-Myers Squibb Company	1.68	39	64.89	2,531
MRK	Merck & Company, Inc.	1.67	31	81.54	2,528
	Industrials (6.83%)
CMI	Cummins, Inc.	1.72	11	236.00	2,596
HON	Honeywell International, Inc.	1.70	12	213.59	2,563
LHX	L3Harris Technologies, Inc.	1.67	11	228.95	2,518
UNP	Union Pacific Corporation	1.74	11	238.04	2,618
	Information Technology (3.35%)
QCOM	QUALCOMM, Inc.	1.66	14	178.86	2,504
TXN	Texas Instruments, Inc.	1.69	14	182.28	2,552
	Materials (3.40%)
APD	Air Products and Chemicals, Inc.	1.71	9	286.60	2,579
EMN	Eastman Chemical Company	1.69	20	127.69	2,554
	Utilities (6.67%)
AEP	American Electric Power Company, Inc.	1.68	28	90.32	2,529
EIX	Edison International	1.65	39	63.75	2,486
EVRG	Evergy, Inc.	1.67	39	64.52	2,516
SO	Southern Company	1.67	37	68.01	2,516

Investment Summary 25

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2200
Floating Rate & Dividend Growth Portfolio, Series 25
The Trust Portfolio as of the Inception Date, January 19, 2022

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	CLOSED-END FUNDS (24.87%)
ACP	Aberdeen Income Credit Strategies Fund	2.24%	327	$ 10.33	$ 3,378
DSU	BlackRock Debt Strategies Fund, Inc.	1.74	228	11.50	2,622
FRA	BlackRock Floating Rate Income Strategies Fund, Inc.	1.99	217	13.85	3,005
BLW	BlackRock Limited Duration Income Trust	2.24	214	15.79	3,379
EFT	Eaton Vance Floating-Rate Income Trust	1.74	179	14.65	2,622
EFR	Eaton Vance Senior Floating-Rate Trust	2.24	239	14.13	3,377
EVF	Eaton Vance Senior Income Trust	1.49	330	6.82	2,251
FCT	First Trust Senior Floating Rate Income Fund II	2.24	276	12.24	3,378
JQC	Nuveen Credit Strategies Income Fund	2.24	512	6.59	3,374
JFR	Nuveen Floating Rate Income Fund	2.23	325	10.37	3,370
JRO	Nuveen Floating Rate Income Opportunity Fund	2.24	328	10.28	3,372
NSL	Nuveen Senior Income Fund	2.24	560	6.03	3,377
	EXCHANGE-TRADED FUNDS (24.87%)
BKLN	Invesco Senior Loan ETF	12.43	847	22.13	18,744
FLOT	iShares Floating Rate Bond ETF	2.49	74	50.71	3,753
SRLN	SPDR Blackstone Senior Loan ETF	9.95	328	45.75	15,006
	REAL ESTATE INVESTMENT TRUSTS (3.23%)
	Real Estate (3.23%)
EXR	Extra Space Storage, Inc. (7)	1.59	12	200.21	2,403
FRT	Federal Realty Investment Trust (7)	1.64	19	130.02	2,470

					$ 150,805

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust's inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on January 18, 2022. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

26 Investment Summary

UNDERSTANDING YOUR INVESTMENTS

How to Buy Units

You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

•	the value of the securities,
•	organization costs,
•	the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and
•	cash and other net assets in the portfolio.

We often refer to the purchase price of units as the “offer price” or the “Public Offering Price.” We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

Value of the Securities. The sponsor serves as the evaluator of your trust (the “evaluator”). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the “Evaluation Time”).

Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown in “Trust Portfolio” for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. The estimated organization costs shown under the “Investment Summary – Fees and Expenses” section for each trust are based upon an estimated trust size. Because certain of the organization costs are fixed amounts, if a trust does not reach such

Understanding Your Investments 27

estimated size, the actual amount of organization costs may exceed the estimated amounts. However, the sponsor has agreed to cap the organization costs so that you will not pay more than 0.80% of the public offering price ($8.00 per 100 units) in organization costs.

Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee for a trust typically has only a deferred component of 2.25% of the Public Offering Price, based on a $10 unit. The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

The transactional sales fee does not include the C&D Fee which is described in “Fees and Expenses” in Part A of the prospectus and under “Expenses of the Trust” in Part B of the prospectus.

Initial Sales Fee. On the date of deposit, the trusts do not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.75% of the Public Offering Price) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.275 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.225 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts’ obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under “Fees and Expenses.”

When you purchase units of your trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of

28 Understanding Your Investments

your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms, their affiliates and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm.

Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for more information regarding buying units.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 2.00% of the Public Offering Price per unit.

Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust’s prospectus. For this volume concession, Guggenheim Investment Grade Corporate Trust 3-7 Year, Investment Grade Corporate Trust 3-7 Year, Guggenheim Investment Grade Corporate Trust 5-8 Year and Guggenheim Short Duration High Yield Trust are designated as “Fixed Income Trusts” and all other Guggenheim Funds unit trusts are designated as “Equity Trusts.” Sales of units from the following Guggenheim Funds unit trust strategies will not count toward this volume concession: Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Advisory Series: Investment Grade Corporate 3-7 Year Trust and Blue Chip Growth Portfolio, CDA. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Understanding Your Investments 29

	Additional	Additional
	Concession	Concession for
Total Sales	for Equity	Fixed Income
(in millions)	Trust Units	Trust Units
$25 but less
than $100	0.035%	0.035%
$100 but less
than $150	0.050%	0.050%
$150 but less
than $250	0.075%	0.075%
$250 but less
than $1,000	0.100%	0.100%
$1,000 but less
than $5,000	0.125%	0.100%
$5,000 but less
than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwritten units for that trust. However, Fixed Income Trust units sold in an underwriting will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust’s prospectus for more information.

Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s

30 Understanding Your Investments

products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your “Trust Portfolio” on the initial deposit of securities into your trust.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for additional information.

How to Sell Your Units

You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include organization costs. After such period, the amount paid will not include such organization costs. If units of a trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

Understanding Your Investments 31

Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see “Purchase, Redemption and Pricing of Units–Redemption” in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor’s discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units, and you have held your units through the end of the initial offering period. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust’s termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

For more complete information regarding selling or redeeming your units, see “Purchase, Redemption and Pricing of Units” in Part B of the prospectus.

Distributions

Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

•	reinvest distributions in additional units of your trust at no fee, or
•	receive distributions in cash.

You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

In some cases, your trust might pay a special distribution if it holds an excessive amount of

32 Understanding Your Investments

principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in a trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Investment Summary” section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. Annual reports for 2022 and future years will not be distributed by the trustee in paper form. The annual reports are posted to the sponsor’s website (www.guggenheiminvestments.com) in the UIT Literature link and retrievable by CUSIP. You may also request one be sent to you by calling the sponsor at 800-621-9944. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market risk. Market risk is the risk that a particular security in a trust, a trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by a trust.

Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trusts. Additionally, event such war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health

Understanding Your Investments 33

emergencies may adversely affect the economy, various markets and issuers. Recently, the outbreak of a novel and highly contagious form of coronavirus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant volatility in certain markets. Many governments and businesses have instituted quarantines and closures, which has resulted in significant disruption in manufacturing, supply chains, consumer demand and economic activity. The potential impacts are increasingly uncertain, difficult to assess and impossible to predict, and may result in significant losses. Any adverse event could materially and negatively impact the value and performance of the trusts and the trusts’ ability to achieve its investment objectives.

Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Closed-End Fund risk. The trusts invest in Closed-End Funds. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective and to manage the Closed-End Fund’s portfolio during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust’s expenses.

Exchange-traded funds risk. The trusts invest in shares of ETFs, which are investment pools that hold other securities. ETFs are often passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the trusts are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units,” however, the sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

34 Understanding Your Investments

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Your trust is also subject to the risks to which the underlying ETFs may be subject as well as the ETFs’ management and operating expenses. You will bear not only your share of your trust’s expenses, but also the expenses of the ETFs. By investing in the ETFs, your trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If your trust has to sell an ETF share when the share is trading at a discount, your trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Index correlation risk. Index correlation risk is the risk that the performance of an index-tracking ETF will vary from the actual performance of the ETF’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spinoffs) and timing variances. Some ETFs use a technique called “representative sampling,” which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain Closed-End Funds and ETFs in your trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund or ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of bonds and certain fixed-income securities might seek protection under the bankruptcy laws.

Credit and income risk. Credit risk is the risk that the issuer of a security held by a Closed-End Fund or ETF in your trust is unable or unwilling to make dividend, interest and/or principal payments on the security. An issuer’s credit rating or general market assessments of the issuer’s ability to pay its obligations may affect the market value of the securities in your trust. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Interest rate risk. Interest rate risk is the risk that the value of securities held by a Closed-End Fund or ETF in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and

Understanding Your Investments 35

decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trusts may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Call risk. Call risk is the risk that securities held by a Closed-End Fund or ETF in your trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a Closed-End Fund or ETF in the trusts are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds or ETF in your trust. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Security quality risk. Security quality risk is the risk that a reduction in a security’s rating may decrease its value, the value of a Closed-End Fund or ETF and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

Convertible securities risk. The ETFs and certain Closed-End Funds held by the Convertible & Income Trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly

36 Understanding Your Investments

corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Floating-rate securities risk. Certain Closed-End Funds and ETFs held by the Floating Rate & Dividend Growth Trust invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds and ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds and ETFs held by the trust. Additionally, floating-rate instruments are generally illiquid.

Many of the floating-rate securities in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Certain LIBOR publications ceased publication after December 31, 2021, while others will cease publication after June 20, 2023. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Closed-End Fund or ETF. The usefulness of LIBOR as a benchmark could deteriorate during the transition period and, at this time, it is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF.

Senior loan risk. Certain Closed-End Funds and ETFs held by the Floating Rate & Dividend Growth Trust invest in senior loans. Senior loans in which the Closed-End Funds and ETFs invest:

•	generally are of below investment-grade or “junk” credit quality;
•	may be unrated at the time of investment;
•	may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;
•	generally are not registered with the SEC or any state securities commission; and
•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. Furthermore, senior loans are generally illiquid.

Understanding Your Investments 37

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund’s or ETF’s books. The illiquidity of senior loans may impair a Closed-End Fund’s or ETF’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds and ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Certain senior loans in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Certain LIBOR publications ceased publication after December 31, 2021, while others will cease publication after June 20, 2023. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. In addition, interest rate provisions included in such contracts may

38 Understanding Your Investments

need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Closed-End Fund or ETF. The usefulness of LIBOR as a benchmark could deteriorate during the transition period and, at this time, it is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF.

Loan risk. Certain Closed-End Funds and ETFs held by the Floating Rate & Dividend Growth Trust invest in loans. Borrowers under loans may default on their obligations to pay principal or interest when due. This non-payment would result in a reduction of income to the applicable Closed-End Fund or ETF, a reduction in the value of the loan experiencing non-payment and a decrease in the net asset value of the Closed-End Fund or ETF. For secured loans, there is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions. Loans may be unrated or rated below investment-grade. The amount of public information available with respect to loans may be less extensive than that available for registered or exchange listed securities. Loans may not be considered “securities” under the federal securities laws and, as a result, a Fund may not be entitled to rely on the antifraud protections afforded by such laws. Because junior loans have a lower place in an issuer’s capital structure and may be unsecured, junior loans involve a higher degree of overall risk than senior loans of the issuer.

Certain loans in which a Closed-End Fund or ETF may invest are subject to rates that are tied to an interest rate, such as the London Interbank Offered Rate (“LIBOR”). LIBOR is scheduled to be phased out. Certain LIBOR publications ceased publication after December 31, 2021, while others will cease publication after June 20, 2023. Any potential effects of the transition away from LIBOR on certain instruments in which a Closed-End Fund or ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. In addition, interest rate provisions included in such contracts may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Closed-End Fund or ETF. The usefulness of LIBOR as a benchmark could deteriorate during the transition period and, at this time, it is not possible to predict the effect of any replacement rates or any other reforms to LIBOR. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to a Closed-End Fund or ETF.

High-yield securities risk. Certain Closed-End Funds and ETFs held by the trusts invest in high-yield or “junk” securities. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend or interest payments.

Understanding Your Investments 39

High-yield or “junk” securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered primarily speculative with respect to an issuer's ability to make principal and interest payments as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated, senior securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

Small-capitalization and mid-capitalization company risk. The Floating Rate & Dividend Growth Trust includes securities issued by mid-capitalization companies and certain Closed-End Funds or ETFs held by the trusts may include securities issued by small-capitalization and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

•	Have limited product lines, markets or financial resources;
•	Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;
•	Have less publicly available information;
•	Lack management depth or experience;
•	Be less liquid;
•	Be more vulnerable to adverse general market or economic developments; and
•	Be dependent upon products that were recently brought to market or key personnel.

Foreign securities risk. The Floating Rate & Dividend Growth Trust invests in U.S.-listed foreign securities and certain Closed-End Funds

40 Understanding Your Investments

or ETFs held by the trusts may invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.
•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.
•	Foreign markets may be less liquid and more volatile than U.S. markets.
•	Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Closed-End Fund's or ETF's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a Closed-End Fund or ETF to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a Closed-End Fund's or ETF's foreign security holdings.
•	Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

Emerging markets risk. Certain Closed-End Funds or ETFs held by the trusts may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. These countries may have more unstable governments than developed countries and their economies may be based on only a few industries. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and

Understanding Your Investments 41

environmental problems. For these reasons, investments in emerging markets are often considered speculative.

REIT risk. The Floating Rate & Dividend Growth Trust invests in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security. Additionally, current negative economic impacts caused by COVID-19 have resulted in a number of businesses and individuals struggling to pay their rents, which has created cash flow difficulties for many landlords. Furthermore, demand for leased commercial space has weakened. REITs provide space to many industries that have been directly impacted by the spread of COVID-19 and may be negatively impacted by these current conditions.

Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

Cybersecurity risk. The trusts may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trusts to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by a trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial of service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a trust’s third-party service providers, or issuers in which the trusts invest, can also subject the trusts to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trusts and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

42 Understanding Your Investments

Operational and service provider risk. The trusts are subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trusts’ service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trusts may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trusts. Although the trusts seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

See “Risk Factors” in Part B of the prospectus for additional information.

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	in limited circumstances to protect a trust,
•	to avoid direct or indirect ownership of a passive foreign investment company,
•	to make required distributions or avoid imposition of taxes on a trust, or
•	as permitted by the trust agreement.

You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made

Understanding Your Investments 43

for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

Only the trustee may vote the shares of the Closed-End Funds and ETFs held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund and ETF.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, your trust may not be fully invested at all times, which may impact the trust’s performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with the trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that a trust will keep its present size and composition for any length of time.

Termination of Your Trust. Your trust will terminate no later than the termination date listed in the “Investment Summary” section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

See “Administration of the Trust” in Part B of the prospectus for additional information.

General Information

Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients.We operate as a subsidiary of Guggenheim Partners, LLC.

During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the

44 Understanding Your Investments

trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds’ employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

See “Administration of the Trust” in Part B of the prospectus for additional information.

The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 240 Greenwich Street, 22W Floor, New York, NY 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Expenses

Your trust will pay various expenses to conduct its operations. The “Investment Summary” section of this prospectus shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

Understanding Your Investments 45

Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying Closed-End Funds and ETFs. While your trust will not pay these expenses directly out of its assets, these expenses are shown under “Annual Fund Operating Expenses of the Trust” in the “Fees and Expenses” section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds and ETFs held by your trust and therefore certain fees paid by your trust to such Closed-End Funds and ETFs will be paid to the sponsor or an affiliate for its services to such Closed-End Funds and ETFs.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

46 Understanding Your Investments

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 2200

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 11, 25 and 26 of Guggenheim Defined Portfolios, Series 2200 (the “Trust”) as of January 19, 2022, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of January 19, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of January 19, 2022 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
January 19, 2022

Understanding Your Investments 47

Guggenheim Defined Portfolios, Series 2200
Statements of Financial Condition
as of the Inception Date, January 19, 2022
		Floating Rate
	Convertible	& Dividend
	& Income	Growth
Investment in securities	Trust	Trust
Contracts to purchase underlying securities
backed by letter of credit (1)(2)	$ 149,922	$ 150,805
	$ 149,922	$ 150,805
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 1,199	$ 605
Creation and development fee (6)	750	754
Deferred sales fee (4)	3,373	3,393
	5,322	4,752
Interest of unitholders:
Cost to unitholders (5)	149,922	150,805
Less: initial sales fee (4)	–	–
Less: organization costs, C&D and deferred
sales fees (3)(4)(5)(6)	5,322	4,752
Net interest of unitholders	144,600	146,053
Total	$ 149,922	$ 150,805
Number of units	14,992	15,081
Net Asset Value per Unit	$ 9.645	$ 9.685

(1)	Aggregate cost of the securities is based on the closing sale price, generally the last business day prior to the trust inception date.
(2)	A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds necessary for the purchase of the securities in the Convertible & Income Trust and Floating Rate & Dividend Income Trust, represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.000 and $4.011 per 100 units of the Convertible & Income Trust and Floating Rate & Dividend Income Trust, respectively. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, the sponsor has agreed to cap the organization costs so that not more than $8.00 per 100 units of a trust will be deducted from the assets of a trust.
(4)	The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested). The deferred sales fee is equal to $0.225 per unit.
(5)	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.
(6)	Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

48 Understanding Your Investments

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS

PART B DATED JANUARY 19, 2022

The prospectus for a Guggenheim Defined Portfolio (a “trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

Contents

General Information	2
Investment Policies	2
Risk Factors	3
Administration of the Trust	16
Expenses of the Trust	22
Portfolio Transactions and Brokerage Allocation	24
Purchase, Redemption and Pricing of Units	24
Taxes	28
Experts	32

General Information

Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

A trust consists of (i) the securities listed under “Trust Portfolio” in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

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The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic,

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monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

The sponsor’s buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

Fixed Portfolio. Investors should be aware that the trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other

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clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds (“Closed-End Funds”). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds (“ETFs”). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the

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trust’s expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts’ failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business

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days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

The Securities and Exchange Commission and the Financial Accounting Standards Board (“FASB”) require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These

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changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust’s portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust’s portfolio.

The Federal Bank Holding Company Act of 1956 (“BHC Act”) generally prohibits a bank holding company from (i) acquiring, directly or indirectly; more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

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Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to “take over” bank and financial holding companies. The “taking over” would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive

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regulation and supervision to which insurance companies’ subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 (“Superfund”) and comparable state statutes (“mini-Superfund”) govern the clean-up and restoration by “Potentially Responsible Parties” (“PRPs”). Superfund and the mini-Superfunds (“Environmental Clean-up Laws” or “ECLs”) establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer’s exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

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While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries’ securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the “Depositary Receipts”) are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual

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relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt

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securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

Hybrid Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in hybrid preferred securities. Holders of hybrid preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Hybrid preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation. Certain hybrid securities mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the hybrid preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from hybrid preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to certain hybrid preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments and if such election is made, distributions will not be made on the hybrid preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid preferred securities, is dependent on the financial condition of the issuing corporation.

Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s

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conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

Senior loans in which a Closed-End Fund or an ETF may invest:

•	generally are of below investment-grade or “junk” credit quality;
•	may be unrated at the time of investment;
•	generally are not registered with the SEC or any state securities commission; and
•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid.

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Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund’s or the ETF's books. The illiquidity of senior loans may impair a Closed-End Fund’s or an ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts’ net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization

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stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies (“Small-Cap Companies”) or middle market capitalization companies (“Mid-Cap Companies”) will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company’s business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders’ pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging,

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the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

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The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust’s expense, by independent public accountants designated by the sponsor. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)	As to the Income Account:
(1)	Income received;
(2)	Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and
(3)	The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(B)	As to the Capital Account:
(1)	The dates of disposition of any securities and the net proceeds received therefrom;
(2)	Deductions for payment of applicable taxes and fees and expenses of the trust; and
(3)	The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(C)	The following information:
(1)	A list of the securities as of the last business day of such calendar year;
(2)	The number of units outstanding on the last business day of such calendar year;
(3)	The redemption price based on the last evaluation made during such calendar year; and
(4)	The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to

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claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

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Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

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The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor’s office is located at 227 W. Monroe Street, Chicago, Illinois 60606.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

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The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the “Sponsor’s Supervisory Fee”). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the “Evaluator’s Fee”). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee’s fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor’s Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering

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period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor’s Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

The following additional charges are or may be incurred by the trust: (i) fees for the trustee’s extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

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The trust shall also bear the expenses associated with updating the trust’s registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor.

Portfolio Transactions and Brokerage Allocation

When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust’s portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

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The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Computation of Redemption Price.”

Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program

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(“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust

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will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign

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exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the

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federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts. The trusts are expected to hold one or more of the following:

(i)	shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes;
(ii)	shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes; and
(iii)	equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from a trust may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for

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example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Some capital gains, including some portion of the capital gain dividends from the RIC Shares may be taxed at a higher stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain recognized if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on the REIT Shares or the RIC Shares may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. Some dividends on the REIT Shares or the RIC Shares may be eligible for a deduction for qualified business income. An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements. If you hold a Unit for six months or less or if your Trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains

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declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January.

Dividends Received Deduction. A corporation that owns units generally may be entitled to the dividends received deduction with respect to many dividends received by your trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. However, you may not be able to deduct some or all of these expenses.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

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Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10% or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

32

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

JANUARY 19, 2022

Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail:	publicinfo@sec.gov
Write:	Public Reference Room
Washington, D.C. 20549-0102
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-942-8090 (only for information on the operation of the Public Reference Room)

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

33

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Contents

Investment Summary

	2	Overview

Convertible & Income Portfolio of Funds, Series 36

A concise	2	Investment Objective
description	2	Principal Investment Strategy
of essential	3	Security Selection
information	4	Future Trusts
about the	4	Essential Information
portfolio	4	Portfolio Diversification
	4	Principal Risks
	8	Who Should Invest
	9	Fees and Expenses
	10	Example
	11	Trust Portfolio

Floating Rate & Dividend Growth Portfolio, Series 25

A concise	12	Investment Objective
description	12	Principal Investment Strategy
of essential	12	Security Selection
information	15	Future Trusts
about the	16	Essential Information
portfolio	16	Portfolio Diversification
	16	Principal Risks
	23	Who Should Invest
	23	Fees and Expenses
	24	Example
	25	Trust Portfolio

Understanding Your Investments

Detailed	27	How to Buy Units
information	31	How to Sell Your Units
to help you	32	Distributions
understand	33	Investment Risks
your	43	How the Trust Works
investment	44	General Information
	45	Expenses
	47	Report of Independent Registered Public
		Accounting Firm
	48	Statements of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More

You can contact us for		Visit us on the Internet
free information about		Guggenheiminvestments.com
these investments.		Call Guggenheim Investments
		800 345 7999 / Pricing line 800 248 4954
		Call The Bank of New York Mellon
		800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission.
To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Room, Washington, D.C. 20549-0102
Visit:	sec.gov (EDGAR Database)
Call:	202 942 8090 (only for information on the operation
	of the Public Reference Room)

Refer to:	Guggenheim Defined Portfolios, Series 2200
	Securities Act file number: 333-262068
	Investment Company Act file number: 811-03763

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Unit Investment Trusts 01.19.2022

Guggenheim Defined Portfolios, Series 2200 Prospectus

Convertible & Income Portfolio of Funds, Series 36

Floating Rate & Dividend Growth Portfolio, Series 25

GuggenheimInvestments.com

Undertaking

           1.                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

           2.                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

           The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

           Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2200 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of January, 2022.

GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2200

(Registrant)

By GUGGENHEIM FUNDS DISTRIBUTORS, LLC

(Depositor)

By /s/ Amy Lee

Amy Lee,

Vice President and Secretary

           Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) ) )		January 19, 2022
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) ) )		January 19, 2022
Julie Jacques*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		January 19, 2022
Julie Jacques*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) ) )		January 19, 2022
Farhan Sharaff	Chief Investment Officer of Guggenheim Funds Distributors, LLC
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			January 19, 2022

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2201 on January 10, 2022 and Exhibit 6.2 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 2177 on December 27, 2021.

Consent of Independent Registered Public Accounting Firm

           The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

           The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

           The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0	Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2201 (File No. 333-262073) filed on January 10, 2022) and Exhibit 6.2 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2177 (File No. 333-260405) filed on December 27, 2021.)